Filed Pursuant to Rule 433

Registration Statement No. 333-137902

July 13, 2007

Deutsche Bank Capital Funding Trust IX

Final Terms and Conditions as of July 13, 2007

Issuer:	Deutsche Bank Capital Funding Trust IX
Securities:	6.625% Noncumulative Trust Preferred Securities
Guarantor:	Full and unconditional guarantees of Deutsche Bank AG on a subordinated basis as set forth in the preliminary prospectus supplement dated July 11, 2007
Size:	40,000,000 trust preferred securities ($1 billion)
Overallotment Option:	Yes (15 days), 6,000,000 trust preferred securities ($150 million)
Expected Ratings: (1)	Aa3/A/A+ (Moody’s/S&P/Fitch)
Maturity Date:	Perpetual
Capital Payments / Distribution Rate:	6.625% per annum on the liquidation preference amount of $25 per trust preferred security
Type of Distributions:	Noncumulative
1st Coupon:	November 20, 2007 (long first coupon from July 20, 2007 (inclusive) to November 20, 2007 (exclusive))
Payment Dates:	Quarterly on the 20th of February, May, August and November
Optional Redemption:

At issuer’s option, on any distribution date on or after August 20, 2012 in connection with redemption of underlying Class B preferred securities at $25 per trust preferred security or at any time in the event of a tax or regulatory event

Liquidation Preference Amount / Par:	$25 per trust preferred security
Trade Date:	July 13, 2007
Settle:	July 20, 2007 (T + 5)
Format:	SEC Registered
Clearing/Settlement:	DTC, including participants Euroclear and Clearstream
Initial Public Offering Price:	$25 per trust preferred security

Joint-Leads:	Deutsche Bank Securities, Citi (Physical Books), Morgan Stanley and Wachovia Securities
Co-Managers:	Banc of America Securities LLC, Merrill Lynch & Co and UBS Investment Bank
CUSIP/ISIN:	25153Y 206 / US25153Y2063

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the trust preferred securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-866-217-9821, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, Wachovia Capital Markets, LLC toll-free at 1-866-289-1262, Banc of America Securities LLC toll free at 1-800-294-1322, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408 or UBS Securities LLC toll free at 1-888-722-9555 (attention Fixed Income Syndicate).